CONSENT OF EXPERT

I, Jeffrey Volk, do hereby consent to the filing of the resources information in the Annual Information Form (the “AIF”) of AuRico Gold Inc. (the “Company”) for the year ended December 31, 2014 and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2014, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into the Form F-3 (File No. 333-189227) of the Company and any Registration Statement on Form S-8 of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.

Dated: February 19, 2015	By: /s/ Jeffrey Volk
Jeffrey Volk
AuRico Gold Inc.
Director Reserves and Resources